

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Steven P. Cobourn
Chief Financial Officer
NextCure, Inc.
9000 Virginia Manor Road, Suite 200
Beltsville, Maryland 20705

> **Re:** **NextCure, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2019**
> **Exhibit No. 10.1 First Amendment to Lease Agreement, dated August 2, 2019, by and between the Company and ARE-8000/9000/10000 Virginia Manor, LLC.**
> **Filed November 12, 2019**
> **File No. 001-38905**

Dear Mr. Cobourn:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance